Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	Macias Gini & O'Connell LLP

AND TO:	BDO USA, P.C.

AND TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Autorité Des Marchés Financiers
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Northwest Territories

Glass House Brands Inc. (the "Company") hereby gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"):

1.	Effective September 11, 2026 (the "Effective Date"), Macias Gini & O'Connell LLP, the predecessor auditor of the Company (the "Predecessor Auditor"), tendered its resignation at the request of the Company and BDO USA, P.C. was appointed as successor auditor (the "Successor Auditor");

2.	The resignation of the Predecessor Auditor and the appointment of the Successor Auditor have been considered and approved by the Company's audit committee and board of directors;

3.	No modified opinion was expressed in the Predecessor Auditor's report on any of the financial statements of the Company relating to the Company's two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Effective Date;

4.	In the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred during the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the resignation date, subject to any shorter period applicable under NI 51-102; and

5.	The Company has requested that the Predecessor Auditor and the Successor Auditor each furnish a letter addressed to the securities administrators in each province in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of the 11th day of September 2026.

GLASS HOUSE BRANDS INC.

Per:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer